FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
Securities Exchange Act of 1934
For the month of July 2009
ABBEY NATIONAL PLC
(Translation of registrant’s name into English)
Abbey National House, 2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 8 July 2009	By	/s/ Scott Linsley
(Authorised Signatory)

Abbey National plc — Pro Forma Financial Information
Unaudited Pro Forma Financial Information
Abbey and Alliance & Leicester unaudited pro forma condensed consolidated financial information
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc shares to Abbey National plc in exchange for 12,631,375,230 Abbey National plc newly issued ordinary shares (the ‘Transfer’). The result of this was to increase Abbey National plc’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc.
     The following unaudited pro forma condensed consolidated income statement, balance sheet and explanatory notes (‘the unaudited pro forma financial information’) illustrate the impact of the Transfer on Abbey National plc’s historical financial position and results of operation on the basis set out in Note 1. It is important that the pro forma balance sheet and pro forma income statement are read together with the explanatory notes and the consolidated financial statements for the year ended 31 December 2008 of Abbey and Alliance & Leicester as filed with the US Securities and Exchange Commission in the Form 20-F dated 19 March 2009 and Form 6-K dated 8 July 2009, respectively.
     The pro forma financial information is presented for illustrative purposes only and, because of its nature, it may not give a true picture of what the operating results or the financial position of the enlarged group would have been had the Transfer occurred on the respective dates assumed. Also, because of its nature, it may not give a true picture of future operating results or the financial position of the enlarged group.
     The final allocation of the purchase price will be determined after completion of a thorough analysis to determine the fair values of Alliance & Leicester’s assets and liabilities as at the date set out in Note 2 (the ‘effective date’). Accordingly, the final accounting adjustments and goodwill may be materially different from those reflected in the pro forma financial information presented in this document.
     The pro forma financial information does not constitute statutory accounts as defined in Section 435 of the UK Companies Act nor under any other rule; and has not been reviewed by any auditor or independent accountant.
Unaudited Pro Forma Consolidated Income Statement
For the year ended 31 December 2008

						Pro Forma
						enlarged
						Abbey
		Abbey	Alliance &	Inter company	Pro Forma	National
		National	Leicester	eliminations	adjustments	Group
	Notes	£m	£m	£m	£m	£m

Interest and similar income	5	7,915	4,032	(35)	—	11,912
Interest expense and similar charges	5, 3A	(6,143)	(3,648)	35	(9)	(9,765)

Net interest income		1,772	384	—	(9)	2,147

Fee and commission income		768	471	—	—	1,239
Fee and commission expense		(97)	(79)	—	—	(176)

Net fee and commission income		671	392	—	—	1,063
Net trading and other income		561	48	—	—	609

Total operating income		3,004	824	—	(9)	3,819

Administration expenses	3A	(1,343)	(927)	—	20	(2,250)
Depreciation and amortisation	3A	(202)	(114)	—	15	(301)

Total operating expenses excluding provisions and charges		(1,545)	(1,041)	—	35	(2,551)

Impairment losses on loans and advances to customers		(348)	(607)	—	—	(955)
Impairment losses on treasury investment securities and loans to banks		—	(426)	—	—	(426)
Provisions for other liabilities and charges		(17)	(38)	—	—	(55)

Total operating provisions and charges		(365)	(1,071)	—	—	(1,436)

Profit before tax		1,094	(1,288)	—	26	(168)
Tax on profit	3A	(275)	370	—	(2)	93

Profit for the year		819	(918)	—	24	(75)

Abbey National plc — Pro Forma Financial Information
As at 31 December 2008

						Pro Forma
						enlarged
						Abbey
		Abbey	Alliance &	Inter company	Pro Forma	National
		National	Leicester	eliminations	adjustments	Group
	Notes	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks		2,464	1,553	—	—	4,017
Trading assets		25,486	—	—	—	25,486
Derivative financial instruments	5	32,281	2,876	(32)	—	35,125
Financial assets designated at fair value		11,314	63	—	—	11,377
Loans and advances to banks	5	24,301	1,239	(9,464)	—	16,076
Loans and advances to customers		129,023	51,402	—	—	180,425
Available for sale securities		1,005	1,658	—	—	2,663
Loan and receivable securities	5, 3B	—	14,250	(146)	3	14,110
Macro hedge of interest rate risk		1,475	713	—	—	2,188
Investment in associated undertakings	3B	735	—	—	(700)	35
Intangible assets	3B&4D	502	17	—	560	1,079
Property, plant and equipment	3B	581	223	—	50	854
Operating lease assets		—	348	—	—	348
Current tax assets		195	17	—	—	212
Deferred tax assets		539	626	—	—	1,165
Other assets		1,841	259	—	—	2,100

Total assets		231,742	75,244	(9,642)	(87)	297,257

Liabilities
Deposits by banks	5	3,337	11,516	(365)	—	14,488
Deposits by customers	5	99,246	39,765	(8,766)	—	130,245
Derivative financial instruments	5	26,309	1,533	(32)	—	27,810
Trading liabilities		40,738	—	—	—	40,738
Financial liabilities designated at fair value		4,945	728	—	—	5,673
Debt securities in issue	5	41,178	17,477	(144)	—	58,511
Other borrowed funds		2,076	—	—	—	2,076
Subordinated liabilities	5, 3B	5,826	1,436	(335)	(140)	6,787
Other liabilities	3B	1,770	631	—	(59)	2,342
Provisions		107	34	—	—	141
Current tax liabilities		517	1	—	—	518
Deferred tax liabilities	3B	86	278	—	54	418
Retirement benefit obligations		796	17	—	—	813

Total liabilities		226,931	73,416	(9,642)	(145)	290,560

Equity
Share capital	3B	1,148	328	—	953	2,429
Share premium account	3B	1,857	724	—	(724)	1,857
Preference shares and innovative Tier 1		—	605	—	—	605
Retained earnings	3B	1,700	210	—	(210)	1,700
Other reserves	3B	—	(39)	—	39	—

		4,705	1,828	—	58	6,591
Minority interest		106	—	—	—	106

Total shareholders equity		4,811	1,828	—	58	6,697

Total liabilities and equity		231,742	75,244	(9,642)	(87)	297,257

Abbey National plc — Pro Forma Financial Information
Note 1 — Basis of preparation
The pro forma financial information for the year ended 31 December 2008 is presented on an IFRS basis and combines the following:
•	Abbey’s historical financial information for the year ended 31 December 2008.

•	Alliance & Leicester’s historical financial information for the year ended 31 December 2008.

•	Pro forma adjustments related to acquisition accounting utilising the fair values of Alliance & Leicester’s assets and liabilities as at the effective date as described in Notes 2, 3 and 4, and to eliminate Abbey’s holding of 35.6% of the ordinary shares of Alliance & Leicester at 31 December 2008 as described in Note 2.

•	Pro forma adjustments eliminating inter-company transactions between Abbey and Alliance & Leicester as described in Note 5.
The unaudited pro forma condensed consolidated balance sheet as at 31 December 2008 assumes the Transfer was completed on that date. The unaudited pro forma condensed consolidated statement of income for year ended 31 December 2008 gives effect to the Transfer as if the Transfer had been completed on 1 January 2008, the first day of the financial period presented.
     The pro forma financial information includes estimated costs and adjustments to record certain assets and liabilities of Alliance & Leicester at their respective fair values. The pro forma costs and adjustments represent Abbey management’s best estimate based on available information at this time. They are subject to updates as variables change, additional information becomes available and additional analyses are performed. For the purpose of the pro forma financial information, the final allocation of the purchase price will be determined after completion of a thorough analysis to determine the fair values of Alliance & Leicester’s assets and liabilities as at the effective date. Accordingly, the final acquisition accounting adjustments and goodwill may be materially different from those reflected in the pro forma financial information presented herein. No adjustments have been made to Alliance & Leicester’s historical financial information for any change in basis related to the acquisition by Banco Santander, S.A.
     Abbey and Santander entered into the Transfer with the expectation that the Transfer would result in significant back office and operational synergies, as well as delivery of increased critical mass in the UK through greater distribution scale and the accelerated planned expansion into the small and medium enterprise and commercial markets in the UK. The pro forma financial information does not include any impact of the expected benefits and synergies and there can be no assurance that the enlarged group will realise these anticipated benefits in full or at all.
     The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or the financial position of the enlarged group if the Acquisition had been completed during the period or as at the date for which the pro forma financial information is presented, nor is it necessarily indicative of future operating results or the financial position of the enlarged group.
Note 2 — Acquisition
On 9 January 2009, in order to optimise the capital, liquidity funding and overall financial efficiency of the Santander group, Banco Santander, S.A. transferred all of its Alliance & Leicester plc (wholly owned by Santander and Abbey) shares to Abbey National plc in exchange for 12,631,375,230 Abbey National plc newly issued ordinary shares (the ‘Transfer’). The result of this was to increase Abbey National plc’s holding of 35.6% of Alliance & Leicester plc’s equity voting interests to 100%. Accordingly, Abbey National plc is now the immediate parent company of Alliance & Leicester plc. IFRS 3 ‘Business Combination’ excludes from its scope the accounting for transactions between entities under common control. In the absence of authoritative guidance under IFRS for accounting for such transactions, the transfer will be accounted for in a manner consistent with group reconstruction relief under UK GAAP, as allowed by IAS 8 paragraph 10. Under this guidance, the transfer of Alliance & Leicester plc will be accounted for by Abbey National plc with effect from 10 October 2008 (the ‘effective date’), the date on which Banco Santander, S.A. acquired control of Alliance & Leicester plc. The ordinary shares of Abbey National plc issued as consideration for Banco Santander, S.A.’s holding of Alliance & Leicester plc shares will be recognised at their nominal value which is the same as the fair value of the shares issued by Banco Santander, S.A. in exchange for the shares of Alliance & Leicester plc plus acquisition costs, and the net assets of Alliance & Leicester plc will be accounted for by Abbey at the fair values recognised by Banco Santander, S.A. at the time of its acquisition of Alliance & Leicester plc on 10 October 2008. Under the group reconstruction relief accounting, Abbey’s financial statements for the year ended 31 December 2008 will be recast to reflect this accounting treatment.

Abbey National plc — Pro Forma Financial Information
Note 3 — Acquisition accounting adjustments
The unaudited pro forma balance sheet as at 31 December 2008 includes pro forma acquisition adjustments related to the computation of the transfer price and allocation of the purchase price to the assets and liabilities of Alliance & Leicester as described in Note 1.
     The unaudited pro forma income statement for the year ended 31 December 2008 includes the fair value adjustments determined as at 31 December 2008. The fair value adjustments to tangible and intangible assets (other than goodwill) and liabilities are amortised over the estimated remaining lives of the relevant assets and liabilities.
     In addition, the unaudited pro forma condensed consolidated income statement for the year ended 31 December 2008 is adjusted to exclude the amortisation of Alliance & Leicester’s existing intangible assets and the impairment of its existing goodwill relating to past acquisitions.
Acquisition accounting adjustments are summarised as follows:
A	Income Statement

Year ended
31 December 2008
£m
Interest expense
Amortisation of fair value adjustments to subordinated liabilities	(9)
The fair value adjustment to subordinated liabilities of £140m relates to debt issuances that have a weighted average maturity of 15 years and is amortised on an effective interest rate basis over this period.

Administration expenses
Reversal of current year impairment of goodwill	20
Depreciation and amortisation
Reversal of current year amortisation of intangibles	16
Amortisation of fair value adjustment to property, plant and equipment	(1)

15

The fair value adjustment to property, plant and equipment of £50m relates to owner-occupied property that has an estimated remaining life of 75 years and is amortised on a straight line basis over this period.

Tax on profit on ordinary activities
Tax effect of the above pro forma adjustments	(2)
The tax effect of the pro forma adjustments has been calculated using the statutory tax rate of 28% applied to the taxable acquisition adjustments consisting of the adjustments to subordinated liabilities, intangibles, and property, plant and equipment.
B	Balance Sheet

			At 31 December 2008
	Note		£m

Loan and receivable securities	4B	(i)	3

Intangible assets — goodwill	4B	(iii)	560

Property, plant and equipment	4B	(i)	50

Subordinated liabilities	4B	(i)	140

Other liabilities	4B	(i)	59

Deferred tax liabilities — taxation on fair value adjustments	4B	(ii)	(54)

Investment in associated undertakings	4C		(700)

Total adjustment to shareholders’ funds			58

The share capital, share premium and pre-acquisition reserves (retained earnings and other reserves) of Alliance & Leicester have also been eliminated on acquisition.

Abbey National plc — Pro Forma Financial Information
Note 4 — Purchase price computation and allocation
A	The computation of the purchase price included in the unaudited pro forma financial information is based on the fair value of 140,950,944 new Banco Santander, S.A. shares of Euro 0.50 par value each, with a share premium of Euro 10.73 per share that were issued in exchange for Alliance & Leicester plc Common Shares on 10 October 2008 (as explained in Note 2);

B	In allocating the purchase price to the tangible assets and liabilities of Alliance & Leicester, adjustments have been made to:
(i)	reflect the fair values of the tangible assets and liabilities of Alliance & Leicester estimated by Banco Santander, S.A. as at the effective date;

(ii)	reflect the taxation effect of (ii) above; and

(iii)	recognise intangible assets and goodwill.
C	Abbey’s existing holding of 35.6% of Alliance & Leicester plc’s equity voting interests at 31 December 2008 has been eliminated.

D	The initial computation of the purchase price, the allocation of the purchase price to the net tangible assets of Alliance & Leicester based on fair values estimated by Banco Santander, S.A. at the effective date, and the resulting amount of goodwill are presented below.

	£m	£m
Purchase price:
Fair value of shares issued by Santander in exchange for Alliance & Leicester shares (including acquisition costs of £18m)		1,281

Less:
Alliance & Leicester’s shareholders’ funds at 10 October 2008	523
Fair value adjustments	198

Fair value of net assets acquired		(721)

Goodwill		560

Note 5 — Inter-company transactions
Inter-company transactions between the Abbey National Group and the Alliance & Leicester Group have been eliminated, as follows:

Year ended
31 December 2008
£m

Interest income	(35)
Interest expense	35

Total adjustment to income statement	—

At 31 December 2008
£m

Derivative financial instruments — assets	(32)
Loans and advances to banks	(9,464)
Loans and receivables securities	(146)
Deposits by banks	365
Deposits by customers	8,766
Derivative financial instruments — liabilities	32
Debt securities in issue	144
Subordinated liabilities	335

Total adjustment to shareholders’ funds	—